UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Abitibi-Consolidated Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

003924107
(CUSIP Number)

August 24, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003924107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THIRD AVENUE MANAGEMENT LLC (EIN 01-0690900)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization: Third Avenue Management LLC is a Limited Liability Company organized under the laws of the State of Delaware.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 49,598,753
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 55,137,503
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,137,503
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.53%
12.	Type of Reporting Person (See Instructions) IA

The Filer (as defined below) previously filed a Schedule 13G on February 14, 2007, and amendments thereto on each of February 12, 2007, March 12, 2007 and July 10, 2007, and subsequently filed a Schedule 13D on July 13, 2007 and an amendment thereto on July 17, 2007, each relating to the shares of common stock, no par value, of the Company.

Item 1.

(a)	Name of Issuer: Abitibi-Consolidated Inc. (the "Company").

(b)	Address of Issuer's Principal Executive Offices: 1155 Metcalfe Street, Suite 800, Montreal H3B 5H2 Canada.

Item 2.

(a)	Name of Person Filing: Third Avenue Management LLC ("TAM"). (TAM is sometimes referred to hereinafter as Filer)

(b)	Address of Principal Business Office, or if none, Residence: 622 Third Avenue, 32nd Floor, New York, NY 10017.

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, no par value per share

(e)	CUSIP Number: 003924107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.  The percentages used in this Item 4 are calculated based upon 440,174,994 shares of common stock of the Company issued and outstanding as of June 20, 2007, as set forth in the joint proxy statement/prospectus/management information circular of AbitibiBowater Inc, dated June 22, 2007.

(a)	Amount beneficially owned: 55,137,503
(b)	Percent of class: 12.53%
(c)	(i) Sole power to vote or direct the vote: 49,598,753
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 55,137,503
(iv) Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Third Avenue Global Value (Master) Fund L.P., a Cayman Islands exempted limited partnership for which TAM acts as investment advisor to such limited partnership's general partner, has the right to receive dividends from, and the proceeds from the sale of, 22,634,600 of the shares reported by TAM; Third Avenue Special Situations Fund (Master) L.P., a Cayman Islands exempted limited partnership for which TAM acts as investment advisor to such limited partnership's general partner, has the right to receive dividends from, and the proceeds from the sale of, 1,350,000 of the shares reported by TAM; and various separately managed accounts for which TAM acts as investment advisor and various funds for which TAM acts as investment sub-advisor have the right to receive dividends from, and the proceeds from the sale of, 31,152,903 of the shares reported by TAM.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2007

/s/ W. James Hall
Name: W. James Hall Title: General Counsel